UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	0-50863 CUSIP NUMBER NOT APPLICABLE

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

InoLife Technologies, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

6040-A Six Forks Road, #135
Raleigh, NC 27609
(Address of registrant’s principal executive offices)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	☒	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	☒
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	☐	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As noted in the Form 8K filed with the Securities and Exchange Commission on August 30, 2013, the Company’s former auditor, L.A. Prevratil, LLC (“Prevratil”), resigned on August 26, 2013. The Company is unable to contact Prevratil, who is not responding to any attempts of communication. Therefore, the Company is unable to obtain consent from their previous audit firm, and the Company’s new audit firm must reaudit the March 31, 2013, in addition to the audit of the financial statements for March 31, 2014. As noted in the Form 8K filed on June 25, 2014, in connection with the review of supporting documentation in the preparation for the reaudit of March 31, 2013, our new accounting personnel indentified several areas requiring evaluation as to the proper accounting treatment. This has resulted in it taking longer than anticipated for the Company to complete the Form 10K, without unreasonable effort or cost.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary Berthold	(919)	727-9186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

September 30, 2013 Form 10Q
December 31, 2013 Form 10Q

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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INOLIFE TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2014	By:	/s/ Gary Berthold
Gary Berthold, Chief Executive Officer and Chief Financial Officer

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